Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Booking Holdings, Inc. (BKNG)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94701

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Booking Holdings Inc. (BKNG)
Vote Yes: Item #7 – Annual Climate Transition Report

Annual Meeting: June 3, 2021

CONTACT: Danielle Fugere| dfugere@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that the Board of Directors issue a climate transition report, at least 120 days prior to the next annual meeting, and updated annually, that addresses the scale and pace of its responsive measures associated with climate change.

Supporting Statement: Shareholders recommend that the transition report, in the board and management’s discretion:

•	Continues to annually quantify the Company’s Scope 1-2 GHG emissions;
•	Sets forth a climate transition plan with goals, ambitions, and time frames the Company has or proposes to adopt to reduce GHG emissions over time, if any;
•	Benchmarks its transition plan and progress against peers and scientifically based climate standards (such as the Net Zero Benchmark, Science Based Targets)
•	Discloses any other information that the Board deems appropriate.

SUMMARY

Climate-related financial risks continue to intensify and pose material threats for companies. 2020 set a new record for billion-dollar weather and climate disasters in the U.S. with a total of $95.8 billion of costs associated with storms, cyclones, wildfire, and drought.1 Beyond physical risks, companies are exposed to increasingly costly policy, technology, and reputational risks associated with the transition to a low carbon economy.2 The U.S. Commodity Futures Trading Commissions states that climate change poses a major risk to the stability of the U.S. financial system and that corporate disclosures of climate-related financial risks are essential to ensure that these risks are measured and managed effectively.3

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1 https://www.ncdc.noaa.gov/billions/summary-stats/US/2020

2 http://blogs.edf.org/climate411/files/2021/02/Mandating_Climate_Risk_Financial_Disclosures.pdf   pg 6

3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf pg 1

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Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

RATIONALE FOR A YES VOTE

To address climate-related financial risks, investors seek clear, consistent, and credible net zero transition plans from companies. BlackRock’s CEO writes that “there is no company whose business model won’t be profoundly affected by the transition to a net zero economy” and that investors “are asking companies to disclose a plan for how their business model will be compatible with a net zero economy”.4 In response to the need to establish robust transition plans, the Climate Action 100+ initiative, a coalition of 575 investors with over $54 trillion in assets, has developed the Net Zero Company Benchmark that outlines metrics of climate accountability including Paris-aligned greenhouse gas (GHG) reduction targets across short, medium, and long term time frames, actions taken by the company to achieving decarbonization targets, and linking GHG reduction to executive compensation, among others. Major companies are now producing, or plan to produce, climate transition plans including Unilever, Moody’s, S&P Global, Shells and Nestlé, among others.5

Booking Holdings currently lacks targets or a clear plan to reduce GHG emissions and align its business with the Paris Agreement’s 1.5 degree Celsius goal. We urge a “Yes” vote on this proposal.

Booking Holdings has not established goals to reduce GHG emissions beyond use of carbon offsets.  Booking Holdings has failed to set company-wide targets to reduce the full range of its greenhouse (GHG) emissions in alignment with Paris goals or a climate transition plan to achieve them. The primary sources of Booking Holding’s GHG emissions – its data centers – remain largely unaddressed. Bookings reports that, in 2020, its data centers comprised 70% of its scope 1 and scope 2 operational emissions.6 The Company reports that it implements energy efficiency programs in its offices and provides incentives where possible, and that its “purchase of renewable energy reflects what is available for purchase in the electricity grid in the countries where our office spaces and data centers are located.”7 This work is minimal compared to other technology companies, such as Google8 and Apple9 which have achieved 100 percent renewable electricity in their data centers by actively pursuing the acquisition of renewable electricity sources.

Bookings does not have goals, ambitions, and time frames to reduce its GHG emissions and has therefore failed to produce an actionable climate transition plan. Booking Holdings would benefit from developing a robust climate transition plan to effectively decarbonize its business without the use carbon offsets.

Carbon Neutrality Achieved Mainly through Carbon Offsets Is Insufficient Climate Action

While the Company recently reported in its 2020 sustainability report10 that it has become ‘carbon neutral,’ it relies on the purchase of large amounts of carbon offsets to achieve this neutrality. Such a plan, standing alone, is insufficient without robust future plans to actively decrease its own emissions.

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4 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

5 https://www.sayonclimate.org/supporters/

6  https://www.bookingholdings.com/wp-content/uploads/2021/03/BKNG-Sustainability-Report-2020-.pdf

7 https://www.bookingholdings.com/corporate-responsibility-2/environment/#:~:text=In%20calendar%20year%202017%2C%20our,representing%2040%25%20of%20our%20impact.

8 https://sustainability.google/progress/projects/announcement-100/

9 https://www.apple.com/newsroom/2018/04/apple-now-globally-powered-by-100-percent-renewable-energy/

10 https://www.bookingholdings.com/wp-content/uploads/2021/03/BKNG-Sustainability-Report-2020-.pdf

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Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

In order to make sufficient global climate progress, it is incumbent upon each company to actively reduce its own carbon footprint where it is technologically feasible to do so. Neither the Net Zero Benchmark nor the Science Based Targets Initiative (SBTi) allows the use of large amounts of carbon offsets. As SBTi writes:

. . . the volume of emissions avoided through the purchase of carbon credits corresponds to an equivalent volume of GHG emissions that is not being reduced within the value chain of the company and that will continue to accumulate in the atmosphere. In other words, for every ton of CO2 that is offset with a carbon credit, another ton of CO2 remains unabated within that company’s value chain. Understanding that reaching net-zero emissions globally requires all sources of emissions to be eliminated or neutralized with an equivalent amount of negative emissions, this (carbon offsets) strategy is not consistent with reaching a state . . . [of] net-zero emissions at the planetary level.11

The Climate Action 100+ Net Zero Company Benchmark specifically states that “the use of offsetting or carbon credits should be avoided and limited if at all applied” and that “offsetting or ‘carbon dioxide removal’ should not be used by companies operating in sectors where viable decarbonization technologies exist”.12

Shareholders seek action from Bookings to create a robust climate transition plan that effectively decarbonizes its business without relying primarily on the use of carbon offsets.

Booking Holdings has failed to address key climate benchmarking metrics such as the Climate Action 100+ Net Zero Company Benchmark, CDP Climate Change, or the Task Force on Climate-related Financial Disclosures (TCFD). The Company has not yet reported against the Climate Action 100+ Net Zero Company Benchmark indicators including providing short, medium, and long term GHG reduction targets. Additionally, the Company has failed to submit disclosures to CDP Climate Change, a commonly used disclosure framework utilized by many of its peers. Due to lack of disclosure, Booking Holdings has received an “F” grade from CDP in 2020, 2019 and 2018.13 The Company also fails to report on the recommended disclosures of TCFD,14 including identifying, assessing, or managing climate-related risks and resilience in a 2 degree Celsius or lower scenario.

Booking Holdings has fallen behind its peers.  Many peer technology companies, including Adobe, PayPal, and Intuit15 have set GHG reduction goals validated by the Science Based Targets, which ensures company goals are aligned with limiting global warming to 1.5 degrees Celsius.  These company goals also adhere to the Science Based Targets criteria, which do not allow the use of carbon offsets to count toward progress of science-based GHG reduction targets.16

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11 https://sciencebasedtargets.org/resources/files/foundations-for-net-zero-full-paper.pdf

12 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

13 https://www.cdp.net/en/responses?per_page=10&queries%5Bname%5D=Booking+holdings&sort_by=project_year&sort_dir=desc

14 https://assets.bbhub.io/company/sites/60/2020/10/FINAL-2017-TCFD-Report-11052018.pdf  pg 14

15 https://sciencebasedtargets.org/companies-taking-action?sector=Software%20and%20Services&ambitionToggle=1#table

16 https://sciencebasedtargets.org/resources/files/SBTi-criteria.pdf

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Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

RESPONSE TO BOOKING HOLDINGS BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Company lists a variety of programs to reduce GHG emissions, yet these programs have minimal reduction impacts and do not significantly address the Company’s GHG footprint. The Company references a Global Green Team, which is working on aligning green practices such as promoting electricity conservation in its offices. Additionally, the Company states that it is building a new headquarters in Amsterdam with the aim to be accredited with a Building Research Establishment Assessment Method (BREEAM) certification for the sustainability performance of its building. These actions alone do not constitute a comprehensive climate strategy as they do not address the full range of Company emissions and the Company does not report the expected reduction impact of these efforts in relation to their total GHG footprint.

Booking Holdings states that creating a climate transition plan would impose significant burdens on the Company and would not provide any meaningful benefit to stockholders. While resources are required to establish a climate transition plan, the associated costs are minimal compared to the risks and missed opportunities the Company is exposed to by not proactively addressing climate change. For example, climate change is likely to cost the world’s largest public companies nearly $1 trillion from 2019 to 2024, but could also generate over $2 trillion in growing demand from companies delivering low-emissions products.17 Without formulating its overall climate transition plan, the Company is more likely to experience costs from climate change instead of capitalizing on potential benefits.

Investors are increasingly recognizing the benefits to companies of creating comprehensive climate transition plans. For example, BlackRock, CalPERS, HSBC, Fidelity International, and hundreds of other investors have signed on to the Climate Action 100+ initiative calling for companies to report on a set of climate-related indicators demonstrating how effectively they plan to decarbonize their business.18 The Institutional Investor Group on Climate Change (IIGCC) is another investor coalition, representing $37 trillion in assets, that recognizes the importance of climate change and ensuring corporate business strategies are consistent with the goals of the Paris Agreement.19

CONCLUSION

Vote “Yes” on this Shareholder Proposal to establish an annual climate transition report on Booking Holdings. Bookings has failed to set clear goals to reduce its GHG emissions footprint in line with Paris goals, failed to align its emissions and reporting with scientifically based benchmarks, and currently lacks a roadmap for how it plans to transition successfully to a low carbon economy. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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17 https://www.cnn.com/2019/06/04/business/climate-change-cost-companies

18 https://www.climateaction100.org/whos-involved/investors

19  https://www.iigcc.org/our-work/corporate-programme/

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